SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 200

(CUSIP Number)

Joseph N. Sanberg

528 Palisades Dr. #545

Pacific Palisades, CA 90272

(310) 648-2102

with a copy to

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2022

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 09523Q 200

1	NAMES OF REPORTING PERSONS Joseph N. Sanberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,293
	8	SHARED VOTING POWER 8,700,056 (1)(2)
	9	SOLE DISPOSITIVE POWER 214,293
	10	SHARED DISPOSITIVE POWER 27,409,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,623,755 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.33% (1)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

As of the date hereof (after giving effect to the transactions described in Item 4 below), Mr. Sanberg (i) directly owns 214,293 shares of Class A Common Stock and (ii) beneficially owns (A) 6,719,926 shares of Class A Common Stock held by RJB Partners LLC (of which Mr. Sanberg is managing member), (B) 9,021,620 shares of Class A Common Stock issuable upon exercise of warrants (with escalating strike prices) held by RJB Partners LLC (notwithstanding that the warrants are only entitled to voting rights upon exercise), (C) 1,666,666 shares of Class A Common Stock purchased by Long Live Bruce, LLC (of which Mr. Sanberg is managing member) in connection with the closing of the initial acquisition of shares of Class A Common Stock contemplated by the April 2022 Purchase Agreement, (D) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners LLC in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment (as defined below) and (E) 1,250 shares of Class A Common Stock held by Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member).

(2)

Reflects the voting caps in the Purchase Agreements, which require RJB Partners LLC and its affiliates under common control (including Long Live Bruce, LLC and Aspiration Growth Opportunities II GP, LLC) to vote all shares in excess of 19.9% of the Company’s outstanding voting securities in proportion with the Company’s other stockholders. As a result of the holdings described in footnote (1) above, if the voting caps were not in place, Mr. Sanberg would be deemed for the purposes of this Amendment No. 3 to have shared voting power of 27,409,462 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(3)

Denominator is based on (i) 34,795,727 shares of Class A Common Stock outstanding as of June 30, 2022, as reported by Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2022, plus (ii) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners LLC on August 31, 2022 (or such other earlier date as mutually agreed by the Company and RJB Partners LLC) in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment, plus (iii) 9,021,620 shares of Class A Common Stock issuable upon exercise of the warrants held by RJB Partners LLC.

CUSIP No. 09523Q 200

1	NAMES OF REPORTING PERSONS RJB Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,914,349 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,741,546 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,741,546 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.83% (1)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

As of the date hereof (after giving effect to the transactions described in Item 4 below), RJB Partners LLC (i) directly owns 6,719,926 shares of Class A Common Stock and (ii) beneficially owns (A) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners LLC in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment and (B) 9,021,620 shares of Class A Common Stock issuable upon exercise of warrants (with escalating strike prices) held by RJB Partners LLC (notwithstanding that the warrants are only entitled to voting rights upon exercise).

(2)

Power is shared with its managing member, Joseph N. Sanberg. Reflects the voting caps in the Purchase Agreements, which require RJB Partners LLC and its affiliates under common control (including Long Live Bruce, LLC and Aspiration Growth Opportunities II GP, LLC) to vote all shares in excess of 19.9% of the Company’s outstanding voting securities in proportion with the Company’s other stockholders. If the voting caps were not in place, RJB Partners LLC would be deemed for the purposes of this Amendment No. 3 to have shared voting power of 25,741,546 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(3)

Denominator is based on (i) 34,795,727 shares of Class A Common Stock outstanding as of June 30, 2022, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2022, plus (ii) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners LLC on August 31, 2022 (or such other earlier date as mutually agreed by the Company and RJB Partners LLC) in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment, plus (iii) 9,021,620 shares of Class A Common Stock issuable upon exercise of the warrants held by RJB Partners LLC.

CUSIP No. 09523Q 200

1	NAMES OF REPORTING PERSONS Long Live Bruce, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,666,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,666,666 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,666 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Power is shared with its managing member, Joseph N. Sanberg. As of the date hereof (after giving effect to the transactions described in Item 4 below), Long Live Bruce, LLC owns 1,666,666 shares of Class A Common Stock.

(2)

Denominator is based on (i) 34,795,727 shares of Class A Common Stock outstanding as of June 30, 2022, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2022, plus (ii) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners LLC on August 31, 2022 (or such other earlier date as mutually agreed by the Company and RJB Partners LLC) in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment.

CUSIP No. 09523Q 200

1	NAMES OF REPORTING PERSONS Aspiration Growth Opportunities II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Power is shared with its managing member, Joseph N. Sanberg. As of the date hereof (after giving effect to the transactions described in Item 4 below), Aspiration Growth Opportunities II GP, LLC owns 1,250 shares of Class A Common Stock.

(2)

Denominator is based on (i) 34,795,727 shares of Class A Common Stock outstanding as of June 30, 2022, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2022, plus (ii) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners LLC on August 31, 2022 (or such other earlier date as mutually agreed by the Company and RJB Partners LLC) in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment.

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed on November 15, 2021 (the “Initial Filing”) as amended by Amendment No. 1 filed on February 14, 2022 and by that Amendment No. 2 filed on May 2, 2022 (together with the Initial Filing, the “Original 13D” and together with this Amendment No. 3, the “13D”). Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Original 13D.

This Amendment No. 3 is being jointly filed by Joseph N. Sanberg, RJB Partners LLC (“RJB Partners”), Long Live Bruce, LLC (“Long Live Bruce”) and Aspiration Growth Opportunities II GP, LLC (“AGO II”, and together with Mr. Sanberg, RJB Partners and Long Live Bruce, the “Reporting Persons”) in connection with the matters described in Item 4 hereof.

Item 2. Identity and Background.

(a)–(c): This 13D is being jointly filed by the Reporting Persons. Any disclosures herein with respect to any Reporting Person are made only by such Reporting Person.

The principal residence of Mr. Sanberg is 528 Palisades Drive #545, Pacific Palisades, California 90272. The principal business address of each of RJB Partners, Long Live Bruce and AGO II is 528 Palisades Drive #545, Pacific Palisades, California 90272. Mr. Sanberg’s present principal occupation is being an entrepreneur.

Mr. Sanberg is the managing member of RJB Partners, Long Live Bruce and AGO II. RJB Partners is a limited liability company organized under the laws of the state of Delaware that was formed for the purpose of (i) investing, acquiring, holding, maintaining, developing, managing, operating, selling, exchanging, disposing of and leasing all types of property for the benefit of Mr. Sanberg and his family and (ii) providing business consulting services. Long Live Bruce is a limited liability company organized under the laws of the state of Delaware that was formed for the purpose of investing, acquiring, holding, maintaining, developing, managing, operating, selling, exchanging, disposing of and leasing all types of property for the benefit of Mr. Sanberg and his family. AGO II is a limited liability company organized under the laws of the state of Delaware that was formed for the purpose of investing, acquiring, holding, maintaining, developing, managing, operating, selling, exchanging, disposing of and leasing all types of property for the benefit of Mr. Sanberg and his family.

(d) and (e): During the last five years, none of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Sanberg is a citizen of the United States of America. RJB Partners, Long Live Bruce and AGO II are Delaware limited liability companies.

Item 3. Source and Amount of Funds or Other Consideration.

On August 7, 2022, RJB Partners and the Company entered into an amendment to the April 2022 Purchase Agreement (the “April Purchase Agreement Amendment”), pursuant to which RJB Partners agreed to purchase from the Company on August 31, 2022 (or such other earlier date as mutually agreed between RJB Partners and the Company) (i) the 1,666,667 shares of Class A Common Stock that it was obligated to purchase under the April 2022 Purchase Agreement at a price of $5.00 per share instead of $12.00 per share and (ii) an additional 8,333,333 shares of Class A Common Stock at a price of $5.00 per share. As a result of the April Purchase Agreement Amendment, RJB Partners will purchase from the Company an aggregate of 10,000,000 shares of Class A Common Stock (the “Subsequent PIPE Shares”) at a price of $5.00 per share (or an aggregate purchase price of $50,000,000) (such transaction, the “Subsequent PIPE”). As a result, RJB Partners has purchased or will purchase pursuant to the April 2022 Purchase Agreement (as amended by the April Purchase Agreement Amendment) an aggregate of 11,666,666 shares of Class A Common Stock for $70,000,000.

The purchase price to be paid by RJB Partners for the Subsequent PIPE Shares will be funded with general funds available to the applicable Reporting Persons.

Item 4. Purpose of Transaction.

On August 7, 2022, Mr. Sanberg, RJB Partners and the Company mutually agreed to amend the April 2022 Purchase Agreement to (i) decrease the price for the 1,666,667 shares of Class A Common Stock that RJB Partners was obligated to purchase pursuant to the April 2022 Purchase Agreement to $5.00 per share instead of $12.00 per share and (ii) purchase an additional 8,333,333 shares of Class A Common Stock at a price of $5.00 per share. As a result of the April Purchase Agreement Amendment, RJB Partners will purchase from the Company an aggregate of 10,000,000 shares of Class A Common Stock at a price of $5.00 per share (or an aggregate purchase price of $50,000,000). The proceeds from the issuance and sale of the Subsequent PIPE Shares will be used to invest in the Company’s long-term sustainable growth plan and general corporate purposes (including for marketing, new product development and potential environmental, social and corporate governance initiatives identified by the Company), with $25,000,000.00 of such proceeds to be used for strategic purposes aimed at enhancing shareholder value (including exploring share buybacks).

April Purchase Agreement Amendment

The description of the transaction in Item 3 above is incorporated by reference herein.

Pursuant to the April Purchase Agreement Amendment, Mr. Sanberg agreed to guarantee the payment of the aggregate purchase price of $50,000,000 for the Subsequent PIPE Shares.

In addition, pursuant to the April Purchase Agreement Amendment, effectively immediately following, and contingent upon, the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment and until the expiration of the standstill period in the September Purchase Agreement, Mr. Sanberg will be entitled to appoint one individual, which will be Alex Chalunkal, Mr. Sanberg’s Chief Investment Officer, to serve as a member of the board of directors of the Company. The Company shall cause such individual to be included in its proxy statement as a nominee for election for each annual meeting that occurs prior to the expiration of such standstill period. As a result, effective immediately following, and contingent upon, such closing, Alex Chalunkal will be appointed to serve as Class III director on the board of directors of the Company.

The foregoing description is qualified in its entirety by the full text of the April Purchase Agreement Amendment, which is attached as Exhibit A to this Amendment No. 3 and is incorporated by reference herein.

Amendment No. 1 to Amended and Restated Registration Rights Agreement

In connection with the execution of the April Purchase Agreement Amendment, the Company and RJB Partners amended the Amended and Restated Registration Rights Agreement to grant RJB Partners and its Permitted Transferees (as defined in the Amended and Restated Registration Rights Agreement) certain registration rights with respect to the shares of Class A Common Stock purchased and to be purchased pursuant to the April 2022 Purchase Agreement (as amended by the April Purchase Agreement Amendment).

The foregoing description is qualified in its entirety by the full text of the amendment to the Amended and Restated Registration Rights Agreement, which is attached as Exhibit B to this Amendment No. 3 and is incorporated herein by reference.

Mr. Sanberg has developed a relationship with certain officers and directors of the Company and engages in discussions from time to time with the Company regarding recent developments and various other matters. Such matters include, among other things, the Company’s business, strategy, management, governance, operations, prospects and potential transactions.

The Reporting Persons acquired their interest in the Company for investment purposes and review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the nature and outcome of the discussions referred to above, the contractual restrictions in the Purchase Agreements (including the standstills therein), the Company’s financial position, results of operations, price levels of the Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, acquiring additional shares of Class A Common Stock (or other securities of or interests in the Company) and/or the entirety of the Company or disposing of all or a portion of the shares of Class A Common Stock (or other securities of or interests in the Company) beneficially owned by them in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Company.

Item 5. Interest in Securities of the Issuer.

(a) The information set forth on rows 11 and 13 (and related footnotes) of each of the cover pages of this Amendment No. 3 and the description of the voting agreements set forth in Item 4 are incorporated herein by reference.

As a result of the holding described below, the Reporting Persons may be deemed to beneficially own, in the aggregate, 27,623,755 shares of Class A Common Stock, representing approximately 51.33% of the Company’s outstanding shares of Class A Common Stock (based on (i) 34,795,727 shares of Class A Common Stock outstanding as of June 30, 2022, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 8, 2022, plus (ii) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners on August 31, 2022 (or such other earlier date as mutually agreed by RJB Partners and the Company) in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment, plus (iii) 9,021,620 shares of Class A Common Stock issuable upon exercise of the warrants held by RJB Partners).

(b) The information set forth in rows 7 through 10 (and related footnotes) of each of the cover pages of this Amendment No. 3 and the description of the voting agreements set forth in Item 4 are incorporated herein by reference.

As of the date hereof (after giving effect to the transactions described in Item 4 above), Mr. Sanberg (i) directly owns 214,293 shares of Class A Common Stock and (ii) beneficially owns (A) 6,719,926 shares of Class A Common Stock held by RJB Partners, (B) 9,021,620 shares of Class A Common Stock issuable upon exercise of warrants (with escalating strike prices) held by RJB Partners (notwithstanding that the warrants are only entitled to voting rights upon exercise), (C) 1,666,666 shares of Class A Common Stock purchased by Long Live Bruce in connection with the closing of the initial acquisition of shares of Class A Common Stock pursuant to the April 2022 Purchase Agreement, (D) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment and (E) 1,250 shares of Class A Common Stock held by AGO II.

As of the date hereof (after giving effect to the transactions described in Item 4 above), RJB Partners (i) directly owns 6,719,926 shares of Class A Common Stock and (ii) beneficially owns (A) 10,000,000 shares of Class A Common Stock to be issued to RJB Partners in connection with the closing of the acquisition of shares of Class A Common Stock pursuant to the April Purchase Agreement Amendment and (B) 9,021,620 shares of Class A Common Stock issuable upon exercise of warrants (with escalating strike prices) held by RJB Partners (notwithstanding that the warrants are only entitled to voting rights upon exercise).

Voting and dispositive power of the shares and warrants, as applicable, held by RJB Partners, Long Live Bruce and AGO II are deemed shared with Mr. Sanberg as the managing member thereof.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in the shares of Class A Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The descriptions of the contracts and arrangements with respect to the securities of the Company set forth in Item 3 and Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit A:	Amendment No. 1 to Purchase Agreement, dated as of August 7, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).

Exhibit B:	Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated as of August 7, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022		Joseph N. Sanberg

	By:	/S/ Joseph N. Sanberg
Name: Joseph N. Sanberg

Dated: August 8, 2022		RJB Partners LLC

	By:	/S/ Joseph N. Sanberg
Name: Joseph N. Sanberg
Title: Managing Member

Dated: August 8, 2022		Long Live Bruce, LLC

	By:	/S/ Joseph N. Sanberg
Name: Joseph N. Sanberg
Title: Managing Member

Dated: August 8, 2022		Aspiration Growth Opportunities II GP, LLC

	By:	/S/ Joseph N. Sanberg
Name: Joseph N. Sanberg
Title: Managing Member

EXHIBIT INDEX

Exhibit	Document Description

A:	Amendment No. 1 to Purchase Agreement, dated as of August 7, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).

B:	Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated as of August 7, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).